UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated February 22, 2012: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Fourth Quarter and Year Ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: February 22, 2012	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2011

February 22, 2012, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ: ORIG), or the Company, a global contractor of off-shore deepwater drilling services today announced its unaudited financial and operating results for the fourth quarter and year ended December 31, 2011.

Fourth Quarter 2011 Financial Highlights

➢

For the fourth quarter of 2011, the Company reported net income of $36.5 million, or $0.28 basic and diluted earnings per share.

➢

The Company reported Adjusted EBITDA of $128.8 million for the fourth quarter of 2011 as compared to $63.6 million for the fourth quarter of 2010.

Year Ended December 31, 2011 Financial Highlights

➢

For the year ended 2011, the Company reported net income of $95.3 million, or $0.72 basic and diluted earnings per share.

➢

The Company reported Adjusted EBITDA of $377.9 million for the year ended 2011 as compared to $266.5 million for the year ended 2010.(1)

Recent Events

•

During February 2012, the Company entered into two interest rate swap agreements for a total notional amount of $700.0 million maturing on April 2016. These agreements were entered into to hedge the Company’s exposure to interest rate fluctuations by fixing our 3 month LIBOR rates at approximately 0.9% up to April 2016.

•

On February 9, 2012, Petróleo Brasileiro S.A. announced that it has awarded 15 year term charters to a Consortium in which Ocean Rig is a participant for five ultra deep water units at an average day rate of $548,000.

•

On February 6, 2012 the Company announced that it has signed a new drilling contract for its semi-submersible drilling rig Leiv Eiriksson with a consortium coordinated by Rig Management Norway for drilling on the Norwegian Continental Shelf. The maximum total revenue backlog is estimated at $653 million for a minimum period of 1,070 days. The new contract is a well-based contract for 15 wells and will commence in the fourth quarter of 2012 or the first quarter of 2013. The contract includes three options of 6 wells with an exercise date well in advance of the expiry of the firm period.

(1) As Adjusted EBITDA is a non-GAAP measure, please see later in this press release for a reconciliation to net income.

•

In February 2012, we extended the existing drilling contract for the 6th generation drillship Ocean Rig Olympia by 47 days. The additional backlog is estimated at just over $28 million.

•

On January 27, 2012, the Company extended the date of its option agreements to construct three additional 7th generation drillships at Samsung, to April 2, 2012.

•

On January 23, 2012, the Company announced that it entered into a new drilling contract for its semi-submersible drilling rig Eirik Raude with an independent operator, for work offshore West Africa. The maximum total revenue backlog, to complete the 3 well program is estimated at $52 million for a period of 60 days. The new contract will commence in direct continuation after the completion of the existing Eirik Raude contract. The operator has an option to drill one additional well for an estimated duration of 20 days.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are pleased to report Ocean Rig’s earnings for the fourth quarter of 2011. Despite of the high non-revenue days during the quarter due to mobilization of our drilling units to drilling locations for start up, we reported healthy earnings per share, exceeding analyst consensus estimates. While the third quarter of 2011 represented a successful execution of our original business plan, the fourth quarter represents the beginning of the next growth phase, as partly evidenced by the following recent developments:

•

With our latest charter for the Leiv Eiriksson with a consortium coordinated by Rig Management Norway, we continue to further increase our backlog, currently standing at $2.3 billion, with solid counterparties.

•

We extended the exercise date of our options with Samsung to construct three additional 7th generation drillships to April 2, 2012 thereby keeping our organic growth option open.

•

We have maintained close ties with Brazil, the fastest growing ultra deepwater drilling market worldwide, as evidenced by the latest press release from Petrobras announcing that a Consortium in which Ocean Rig is a participant was awarded certain long-term contracts. While we do not expect to take any construction and financing risk, we look forward to participating in a meaningful manner in Brazil’s oil and gas development.

•

With interest rates at historic lows, we executed favorable amortizing interest rate swap agreements which lock-in our 3 month LIBOR rates on a notional amount of $700 million at approximately 0.90% all the way up to April 2016.

“We believe outlook for the ultra deepwater drilling industry is very positive give the high level of demand we are seeing from all over the globe. Capital expenditure from oil companies is expected to increase by close to 15% this year and a major portion of this will be targeted towards exploration and development. An increasing number of large discoveries have also been announced in deepwater and ultra deepwater in several new oil and gas provinces, which should provide long-term work for rigs not just in 2012 but for the foreseeable future. Given strong industry fundamentals, we expect to further increase our backlog by entering into lucrative contracts for our remaining 2012 open units, Ocean Rig Olympia and Eirik Raude.”

Financial Review: 2011 Fourth Quarter

The Company recorded net income of $36.5 million, or $0.28 basic and diluted earnings per share, for the three-month period ended December 31, 2011, as compared to net income of $53.4 million, or $0.50 basic and diluted earnings per share, for the three-month period ended December 31, 2010. Adjusted EBITDA was $128.8 million for the fourth quarter of 2011 as compared to $63.6 million for the same period in 2010.

Revenues from drilling contracts increased by $135.4 million to $237.7 million for the three-month period ended December 31, 2011 as compared to $102.3 million for the same period in 2010.

Rig operating expenses and total depreciation and amortization increased to $93.1 million and $54.5 million, respectively, for the three-month period ended December 31, 2011 from $33.0 million and $17.8 million, respectively, for the three-month period ended December 31, 2010. Total general and administrative expenses increased to $15.1 million in the fourth quarter of 2011 from $5.2 million during the comparative period in 2010.

Fleet List

The table below describes our fleet profile as of February 17, 2012:

Drilling Rigs:

Unit	Year built	Redelivery	Operating area	Backlog ($m) (*)
Leiv Eiriksson	2001	Q3 – 12	Falkland Islands	$ 126
Leiv Eiriksson	2001	Q4 – 15	North Sea	$ 653
Eirik Raude	2002	Q1 – 12	Ghana	$ 5
Eirik Raude	2002	Q2 – 12	Ivory Coast	$ 56
Eirik Raude	2002	Q3 – 12	West Africa	$ 52
Ocean Rig Corcovado	2011	Q1 – 15	Brazil	$ 534
Ocean Rig Olympia	2011	Q2 – 12	West Africa	$ 62
Ocean Rig Poseidon	2011	Q2 – 13	Tanzania	$ 291
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$ 528
Total				$2,307

(*) Backlog as of December 31, 2011 as adjusted for firm contracts thereafter

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2010 (as restated)	2011	2010	2011

REVENUES:
Revenues from drilling contracts	$102,300	$237,658	$405,712	$699,649

EXPENSES:
Drilling rig operating expenses	33,015	93,056	119,369	281,833
Depreciation and amortization	17,831	54,529	75,092	162,532
General and administrative expenses and other	5,918	15,732	20,901	38,393

Operating income	45,536	74,341	190,350	216,891

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	770	(28,571)	4,046	(59,172)
Gain/(Loss) on interest rate swaps	12,478	703	(40,303)	(33,455)
Other, net	247	(99)	1,104	(1,538)
Income taxes	(5,640)	(9,872)	(20,436)	(27,428)
Total other income/(expenses)	7,855	(37,839)	(55,589)	(121,593)

Net income	$53,391	$36,502	$134,761	$95,298

Earnings per common share, basic and diluted	$0.50	$0.28	$1.30	$0.72
Weighted average number of shares, basic and diluted	106,231,090	131,696,928	103,908,279	131,696,928

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2010	December 31, 2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$95,707	$250,878
Restricted cash	512,793	57,060
Other current assets	63,506	212,647
Total current assets	672,006	520,585

FIXED ASSETS, NET:
Advances for rigs assets under construction and acquisitions	1,888,490	754,925
Drilling rigs, machinery and equipment, net	1,249,333	4,538,838
Total fixed assets, net	3,137,823	5,293,763

OTHER NON-CURRENT ASSETS:
Restricted cash	50,000	125,040
Other non-current assets	483,869	75,967
Total non-current assets	533,869	201,007
Total assets	4,343,698	6,015,355

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	560,561	210,166
Other current liabilities	107,357	226,563
Total current liabilities	667,918	436,729

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	696,986	2,525,599
Other non-current liabilities	97,712	54,571
Total non-current liabilities	794,698	2,580,170

STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	2,881,082	2,998,456
Total liabilities and stockholders’ equity	$4,343,698	$6,015,355

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended December 31,		Year Ended December 31,
	2010 (as restated)	2011	2010	2011
Net income	$53,391	36,502	134,761	$95,298

Add: Net interest expense/(income)	(770)	28,571	(4,046)	59,172
Add: Depreciation and amortization	17,831	54,529	75,092	162,532
Add: Income taxes	5,640	9,872	20,436	27,428
Add: (Gain)/ Loss on interest rate swaps	(12,478)	(703)	40,303	33,455
Adjusted EBITDA	$63,614	128,771	266,546	$377,885

Conference Call and Webcast: February 23, 2012

As announced, the Company’s management team will host a conference call, on February 23, 2012 at 8:00 a.m. Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig"

A replay of the conference call will be available until March 1, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean-rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 3 of which remain to be delivered to the company during 2013.

Ocean Rig’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com